UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________
FORM 6-K
 _______________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2016
Commission file number 0-30752
 _______________________________
AETERNA ZENTARIS INC.
_______________________________
c/o Norton Rose Fulbright Canada LLP
1 Place Ville Marie, Suite 2500
Montréal, Quebec
Canada H3B 1R1

(Address of principal executive offices)
 _______________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

DOCUMENTS INDEX

Documents	Description

99.1	Aeterna Zentaris' Interim Financial Report - Third Quarter 2016 (Q3)

99.2	Certification of the Chief Executive Officer pursuant to National Instrument 52-109

99.3	Certification of the Principal Financial Officer pursuant to National Instrument 52-109

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AETERNA ZENTARIS INC.

Date:	November 8, 2016	By:	/s/ Philip A. Theodore
Philip A. Theodore
Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary